Exhibit 99.2

LIGHTSPEED POS INC.

Subordinate Voting Shares

UNDERWRITING AGREEMENT

February 9, 2021

To the Managers named in Schedule I-A hereto for the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

Lightspeed POS Inc. (the “Company”), a corporation incorporated under the Canada Business Corporations Act (the “CBCA”), proposes to issue and sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you are acting as managers (the “Managers”), the number of its subordinate voting shares set forth in Schedule I-A hereto (the “Firm Shares”). The Company also proposes to issue and sell to the several Underwriters not more than the additional number of its subordinate voting shares set forth in Schedule I-A hereto (the “Additional Treasury Shares” and, together with the Firm Shares, the “Treasury Shares”), and DHIDasilva Holdings Inc. (the “DHI Selling Shareholder”) and Asha Hotchandani (Bakshani), Brandon Nussey, Daniel Micak and Jean Paul Chauvet (together, the “Management Selling Shareholders”, and together with the DHI Selling Shareholder, the “Selling Shareholders”, and each individually, a “Selling Shareholder”) also propose, severally, to sell to the several Underwriters not more than the additional number of the subordinate voting shares set forth opposite such Selling Shareholder’s name in Schedule I-B hereto (the “Secondary Shares” and, together with the Additional Treasury Shares, the “Additional Shares”), if and to the extent that you, as Managers of this offering (the “Offering”), shall have determined to exercise, on behalf of the Underwriters, the right to purchase such subordinate voting shares granted to the Underwriters in Section 3 of this Underwriting Agreement (the “Agreement”). If the Underwriters elect to purchase less than all of the Additional Shares, the number of Additional Shares sold by each Seller (as defined below) will be adjusted proportionally based on the maximum number of Additional Shares to be sold by each Seller (as defined below) as set forth in Schedule I-A and Schedule I-B hereto. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.” The subordinate voting shares of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Subordinate Voting Shares” or the “Subject Shares”. If the firm or firms listed in Schedule II hereto include only the Managers listed in Schedule I-A hereto, then the terms “Underwriters” and “Managers” as used herein shall each be deemed to refer to such firm or firms. The Company and the Selling Shareholders are hereinafter sometimes collectively referred to as the “Sellers.”

The Company meets the requirements under the Securities Act (Québec) and the securities legislation applicable in each of the other provinces and territories of Canada (collectively, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, published policies, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions (collectively, the “Canadian Securities Laws”), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”) for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus. The Company has filed (i) a preliminary short form base shelf prospectus, dated July 29, 2019, (ii) a final short form base shelf prospectus, dated August 6, 2019, (iii) an amended and restated short form base shelf prospectus dated February 6, 2020, and (iv) a second amended and restated short form base shelf prospectus dated September 2, 2020, in both the English and French languages unless the context indicates otherwise, together with all documents incorporated by reference (the “Canadian Base Prospectus”), amending and restating the amended and restated short form base shelf prospectus dated February 6, 2020, in respect of up to C$2,000,000,0000 aggregate principal amount of subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts and units of the Company (collectively, the “Shelf Securities”) with the Autorité des  marchés financiers (Québec) (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt (collectively, the “Receipt”) pursuant to the procedures provided for under Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of each of the documents referenced in clauses (i), (ii) and (iii) of the second sentence of this paragraph and the Canadian Base Prospectus. The Canadian preliminary prospectus supplement relating to the Offering, which excludes certain pricing information and other final terms of the Shares and which has been filed with the Canadian Securities Commissions on February 8, 2021, in both the English and French languages unless the context indicates otherwise, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the Offering, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, in both the English and French languages unless the context indicates otherwise, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 (File No. 333-248676) in respect of the Shelf Securities with the Commission on September 9, 2020 and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement on Form F-10 became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the Offering of the Shares filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on February 8, 2021 (which consists of the Canadian Preliminary Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the Offering to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions or the Commission pursuant to Canadian Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the free writing prospectuses, if any, and the pricing information, each identified in Schedule I-A hereto, “road show” means (except for purposes of Section 4 hereof) a “road show” as defined in Rule 433(h) under the Securities Act that has been made available without restriction to any person, “marketing materials” has the meaning ascribed to such term in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”), “provide”, in the context of sending or making available marketing materials to a potential investor, has the meaning ascribed to such term under Canadian Securities Laws; “template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101; and “misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws or any of them.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus”, “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents incorporated by reference therein from time to time.

1.	Representations and Warranties of the Company.

The Company represents and warrants to each of the Underwriters and to each Selling Shareholder as of the date hereof, as of the Closing Date and as of each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), and agrees with each of the Underwriters, that:

(a)	The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose or pursuant to Section 8A under the Securities Act are pending before or, to the knowledge of the Company, threatened by the Commission. The Receipt has been obtained under the Passport System from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(b)	(i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws; (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not, and as of the Closing Date will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) the Registration Statement and the U.S. Final Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (vi) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (vii) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the Offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 5), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (viii) each road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ix) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute full, true and plain disclosure of all material facts relating to the Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon (i) information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 10(c) hereof, or (ii) information relating to any Selling Shareholder furnished to the Company in writing by such Selling Shareholder expressly for use therein, it being understood that the only information so furnished by such Selling Shareholder consists of the name of such Selling Shareholder, the number of Subject Shares beneficially owned by such Selling Shareholder before the Closing Date and immediately following the Closing Date and other information with respect to such Selling Shareholder (excluding percentages) that appear in the table (and corresponding footnotes) under the caption “Selling Shareholders” in the Prospectuses (the “Selling Shareholder Information”). The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission thereunder.

(c)	Any marketing material that the Company is required to file with or deliver to the Canadian Securities Commissions has been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation or untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule I-A hereto that have been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any marketing materials.

(d)	The Company is not an “ineligible issuer” in connection with the Offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, in connection with the Offering pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I-A hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(e)	The issued and outstanding Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) and the Company is in compliance in all material respects with the rules and regulations of the TSX and the NYSE.

(f)	Except as disclosed in the Time of Sale Prospectus and the Prospectuses, since December 31, 2020: (i) there has been no material change (within the meaning of the Securities Act (Québec)) with respect to the Company and its subsidiaries taken as a whole, (ii) there have been no transactions entered into by the Company or any of its subsidiaries which are material with respect to the Company and its subsidiaries taken as a whole, other than those in the ordinary course of business, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its shares.

(g)	The Company is, at the date of this Agreement, a corporation existing under the CBCA and is properly registered or licensed to carry on business under the laws of all jurisdictions in which its business is carried on, except where the failure to be so registered or licensed would not result in (i) a material adverse change in, or a material adverse effect upon, the results of operations, business, properties, prospects or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole or (ii) the material impairment of the ability of the Company to perform its obligations under this Agreement (a “Material Adverse Effect”).

(h)	Each of the subsidiaries of the Company is a corporation, company or other entity existing under the laws of its jurisdiction of formation and is properly registered or licensed to carry on business under the laws of all jurisdictions in which its business is carried on, except where the failure to be so registered or licensed would not have a Material Adverse Effect.

(i)	The Company has the requisite corporate power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder, and to execute, as applicable, and file with the Canadian Securities Commissions and the Commission, as applicable, the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses, the Prospectuses, as well as any amendments or supplements to any of the foregoing, and each of the Company and its subsidiaries has the requisite corporate power, authority and capacity to own, lease and operate its property and assets and to carry on its business as currently carried on and as proposed to be carried on.

(j)	The Company has an authorized share capital consisting of an unlimited number of Subordinate Voting Shares and an unlimited number of preferred shares, issuable in series, of which 118,864,057 Subordinate Voting Shares and no preferred shares will be issued and outstanding immediately prior to the Closing Date (assuming no issuance of shares on or after February 5, 2021 pursuant to options or other convertible securities of the Company outstanding on the date hereof). No person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued shares of the Company, except as disclosed in the Time of Sale Prospectus and Prospectuses.

(k)	All of the issued and outstanding shares or other equity interests in the subsidiaries of the Company are 100% owned, directly or indirectly, by the Company (free and clear of any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation (each a “Lien” or any combination thereof, “Liens”) other than liens granted in connection with the Company’s credit facilities with an affiliate of CIBC World Markets Inc., which include a US$25 million demand revolving operating credit facility and a US$50 million stand-by acquisition term loan, inclusive of an uncommitted US$20 million accordion (the “Credit Facilities”); in addition, all of the issued and outstanding shares or other equity interests in the subsidiaries of the Company have been duly and validly authorized and issued by such subsidiaries and are fully paid and non-assessable shares or other equity interests of such subsidiaries.

(l)	Other than the shares or other equity interests in the subsidiaries of the Company and in Deliverect, the Company does not have any equity interest, directly or indirectly, in any person; and no subsidiary of the Company other than those disclosed in the Time of Sale Prospectus and the Prospectuses is required to be disclosed in the Time of Sale Prospectus and the Prospectuses.

(m)	In connection with the Offering, the Company will have complied as of the Closing Date with all requirements applicable to it, and obtained all consents and waivers required to be obtained by it, on or prior to Closing under the amended and restated investor rights agreement dated September 9, 2020, between the Company, Gestion DHIDasilva Inc. and Caisse de dépôt de placement du Québec (the “Investor Rights Agreement”).

(n)	(A) The audited financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses have been prepared in conformity with International Financial Reporting Standards applied on a consistent basis throughout the periods involved and present fairly in all material respects the consolidated financial position of the Company as at March 31, 2020 and 2019 and the consolidated results of operations and comprehensive income, changes in shareholders’ equity and cash flows of the Company for the years ended March 31, 2020 and 2019; and (B) the interim financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses have been prepared in conformity with International Financial Reporting Standards applied on a consistent basis throughout the periods involved and present fairly in all material respects the consolidated financial position of the Company as at December 31, 2020 and the consolidated results of operations and comprehensive income (loss), changes in equity and cash flows of the Company for the nine-month periods ended December 31, 2020 and 2019. The pro forma financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses include assumptions that provide a reasonable basis for presenting the significant effects directly attributable to the transactions and events described therein, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma adjustments reflect in all material respects the proper application of those adjustments to the historical financial statement amounts in the pro forma financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses.

(o)	Neither the Company nor any of its subsidiaries has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding except (i) as disclosed or contemplated in the Time of Sale Prospectus and the Prospectuses, or (ii) as incurred in the ordinary course of business by the Company or its subsidiaries, as the case may be, and which do not have a Material Adverse Effect.

(p)	Except for the acquisition of ShopKeep Inc. and the business of Al Dente Intermediate, LLC (each an “Acquired Company” and together, the “Acquired Companies”), no acquisition has been made by the Company during its most recently completed fiscal year and up to the date of the Prospectuses that (i) would be a “significant acquisition” for the purposes of Canadian Securities Laws (it being understood that the Company received exemptive relief from the Canadian Securities Commissions with respect to the acquisition of Gastrofix GMBH), or (ii) would require the financial statements disclosure in respect of the acquired business prescribed by Canadian Securities Laws to be included in the Prospectuses.

(q)	No proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company at the date of the Prospectuses, would be a “significant acquisition” for the purposes of Canadian Securities Laws, in each case that would require the prescribed disclosure in the Prospectuses pursuant to Canadian Securities Laws.

(r)	The Company has established and maintains “disclosure controls and controls and procedures” and “internal control over financial reporting” (each as defined in NI 52-109) as required by NI 52-109 and Canadian Securities Laws (and subject to applicable exemptions therefrom), and the Company is not aware, and has not been advised by its auditors, of any “material weakness” (as defined in NI 52-109) except as disclosed in the Time of Sale Prospectus and the Prospectuses.

(s)	No director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm’s length with, any of the Company, its subsidiaries or predecessor companies, will continue after the Closing to be engaged in any material transaction or arrangement with or be a party to a material contract with, or has any material indebtedness, liability or obligation to, the Company or any of its subsidiaries, except as disclosed in the Time of Sale Prospectus and the Prospectuses or for employment or consulting arrangements with employees or consultants or those serving as a director or officer of the Company or any of its subsidiaries as described in the Time of Sale Prospectus and the Prospectuses.

(t)	Neither the Company nor any of its subsidiaries is in breach or violation of: (i) any term or provision of its constating documents or by-laws, as applicable, (ii) any resolution of its board of directors, managing members or shareholders, or (iii) except as would not have a Material Adverse Effect or will be waived on or prior to the Closing Date, any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence, law or regulation applicable to it or by which it is bound.

(u)	The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder: (i) will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (A) any term or provision of its constating documents, (B) any resolution of its board of directors or shareholders, or (C) except as would not have a Material Adverse Effect or will be waived on or prior to the Closing Date, any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence, law or regulation applicable to it or by which it is bound, and (ii) except as would not have a Material Adverse Effect or will be waived on or prior to the Closing Date, will not give rise to any Lien in or with respect to the properties or assets owned by it or the acceleration or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting it or any of its properties or assets.

(v)	No approval, authorization, consent or other order of, and no filing, registration or recording with, any governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, commercial registers or dispute settlement panels or other law, rule or regulation-making organizations or entities (collectively, “Governmental Authorities”) or other person is required of the Company in connection with: (i) the execution and delivery by the Company of this Agreement, (ii) the performance by the Company of its obligations under this Agreement, or (iii) the distribution of the Shares in the manner contemplated by the Time of Sale Prospectus and the Prospectuses, except, in each case, as have been or will be obtained or made prior to the Closing Date.

(w)	To the knowledge of the Company, there is no pending or contemplated change to any law, regulation or position of a Governmental Authority that would have a Material Adverse Effect.

(x)	This Agreement, and the performance of the Company’s obligations hereunder, the execution, as applicable, and filing with the Commission and the Canadian Securities Commissions, as applicable, of each of the Base Prospectuses, the Preliminary Prospectuses, any marketing materials and the Prospectuses, as well as any amendments to any of the foregoing have been, or will at the Closing Time be, duly authorized by all necessary corporate action, and this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law.

(y)	On or prior to the Closing Date, the form of the certificates for the Shares (if any) will have been approved by the board of directors of the Company and adopted by the Company and will comply with all applicable legal and stock exchange requirements and will not conflict with the Company’s constating documents.

(z)	Except for the Investor Rights Agreement or as disclosed in the Time of Sale Prospectus and the Prospectuses, there are no shareholders’ agreements, voting agreements, registration rights agreements, investors’ rights agreements or other agreements in force or effect which in any manner affect or will affect the voting or control of any of the securities of the Company or its subsidiaries, the nomination of directors to the board of the Company or the operations or affairs of the Company or its subsidiaries. Except for the Investor Rights Agreement or as disclosed in the Time of Sale Prospectus and the Prospectuses, there are no contracts, agreements or understandings between the Company or any of its subsidiaries and any person granting such person the right to require the Company or any of its subsidiaries to file a registration statement under the Securities Act or a prospectus under Canadian Securities Laws with respect to any securities of the Company or any of its subsidiaries or to require the Company or any of its subsidiaries to include such securities with the Shares being offered pursuant to the U.S. Final Prospectus or the Shares qualified by the Canadian Final Prospectus.

(aa)	The provisions of the Subject Shares conform, in all material respects, with the descriptions thereof in the Time of Sale Prospectus and the Prospectuses under the headings “Description of the Share Capital” and “Description of the Share Capital of the Company”.

(bb)	The Treasury Shares have been, or will be at their date of issue, duly and validly authorized and, when issued or delivered in accordance with this Agreement, will be validly issued as fully paid and non-assessable shares of the Company and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company.

(cc)	To the knowledge of the Company, no securities commission, stock exchange or comparable authority has issued any order requiring trading in any of the Company’s securities to cease, preventing or suspending the use of the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses, the Prospectuses or any amendment thereto or preventing the distribution of the Shares in any Canadian Qualifying Jurisdiction or in the United States nor has instituted proceedings for any of such purposes and, to the knowledge of the Company, no such proceedings are pending or contemplated.

(dd)	AST Trust Company (Canada) is the duly appointed registrar and transfer agent for the Subject Shares and American Stock Transfer & Trust Company, LLC is the duly appointed co-registrar and co-transfer agent for the Subject Shares.

(ee)	Except: (i) as disclosed in the Time of Sale Prospectus and the Prospectuses, or (ii) where, if determined adversely to the Company or any of its subsidiaries, such matters would not individually or collectively have a Material Adverse Effect or affect the validity of the issuance and sale of the Shares under this Agreement, there is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, pending or, to the Company’s knowledge, threatened against, or involving the assets, properties or business of, the Company or any of its subsidiaries, nor are there any matters under discussion outside of the ordinary course of business with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority, and to the knowledge of the Company there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, discussions relating to taxes, governmental charges, orders or assessments.

(ff)	The Treasury Shares are conditionally approved for listing on the TSX, subject to the satisfaction of customary conditions required by such exchange. The Treasury Shares have been approved for listing and posting for trading on the NYSE, subject to the satisfaction of customary conditions required by such exchange.

(gg)	PricewaterhouseCoopers LLP (“PwC”) is independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in the Province of Québec and is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States), and there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with such firm or any other prior auditor of the Company or any of its subsidiaries. Deloitte & Touche LLP (“Deloitte”), who have certified certain financial statements of the Acquired Companies were independent accountants with respect to the Acquired Companies within the applicable rules and regulations adopted by the American Institute of Certified Public Accountants.

(hh)	Except as would not have a Material Adverse Effect, all tax returns required to be filed by the Company and its subsidiaries on or prior to the date hereof have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto, due or claimed to be due have been paid, and neither the Company nor any of its subsidiaries is a party to any agreement, waiver or arrangement with any taxing authority which relates to any extension of time with respect to the filing of any tax returns, any payment of taxes or any assessment thereof.

(ii)	There is no tax deficiency which has been asserted against the Company or any of its subsidiaries which would have a Material Adverse Effect, and all material tax liabilities are adequately provided for in accordance with International Financial Reporting Standards in the Financial Statements for all periods up to December 31, 2020.

(jj)	There are no actions, suits, proceedings or investigations in progress, pending or, to the knowledge of the Company, threatened, against the Company in respect of taxes; and there are no Liens for taxes upon the assets of the Company.

(kk)	Except where non-compliance does not have and would not reasonably be expected to have a Material Adverse Effect, each of the Company and its subsidiaries has conducted and is conducting its business or activities in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on such business or activities and neither the Company nor any of its subsidiaries has received any notice of any alleged violation of any such laws, rules or regulations.

(ll)	The Company and its subsidiaries collectively possess such permits, licences, approvals, consents and other authorizations (collectively, “Governmental Licences”) issued by Governmental Authorities necessary to conduct the business and activities now conducted by them, except where the failure to so possess would not, individually or in the aggregate, have a Material Adverse Effect, and all such Governmental Licences are valid and existing and in good standing in all material respects. Each of the Company and its subsidiaries is in compliance with the terms and conditions of all such Governmental Licences, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(mm)	Except as described in the Time of Sale Prospectus and the Prospectuses or for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) neither the Company nor any of its subsidiaries is in violation of any federal, state, provincial, territorial or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of any material, substance (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) or condition that is regulated by or may give rise to liability under any environmental laws (“Environmental Laws”), (ii) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries, and, to the knowledge of the Company, there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings.

(nn)	(A) Each of the Company and its subsidiaries is in compliance, in all material respects, with the provisions of all applicable federal, provincial, local and other laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours; (B) no collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened with any employee of the Company or any of its subsidiaries, in each case, that would have a Material Adverse Effect, and, to the knowledge of the Company, no such collective labour dispute, grievance, arbitration or legal proceeding has occurred during the past year, except as would not reasonably be expected to have a Material Adverse Effect; and (C) no union has been accredited or otherwise designated to represent any employees of the Company or any of its subsidiaries and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or any of its subsidiaries, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s or any of its subsidiaries’ facilities and none is currently being negotiated by the Company or any of its subsidiaries.

(oo)	Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, no existing supplier, distributor, service provider, manufacturer or contractor of the Company or any of its subsidiaries has indicated to the Company that it intends to terminate its relationship with the Company or such subsidiary or that it will be unable to meet the Company’s or such subsidiary’s supply, distribution, service, manufacturing or contracting requirements.

(pp)	None of the Company or any of its subsidiaries owns any real property.

(qq)	Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its subsidiaries is in default or breach of any real property lease, and neither the Company nor any of its subsidiaries has received any notice or other communication from the owner or manager of any real property leased by the Company or any of its subsidiaries that the Company or such subsidiary is not in compliance with any real property lease, and to the knowledge of the Company, no such notice or other communication is pending or has been threatened.

(rr)	The Company and its subsidiaries maintain such policies of insurance with commercial providers of insurance as are appropriate for their operations, activities, properties and assets, in such amounts and against such risks as are customarily carried and insured against by entities engaged in the same or similar businesses, and all such policies of insurance will on the Closing Date continue to be in full force and effect; and neither the Company nor any of its subsidiaries is in default as to the payment of premiums or otherwise, under the terms of any such policy, except as would not, individually or collectively, have a Material Adverse Effect.

(ss)	Each of the Company and its subsidiaries has good and marketable title to all of its assets and property except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect and, except in the ordinary course of business, no person has any contract or any right or privilege capable of becoming a right to purchase any property from the Company or any of its subsidiaries.

(tt)	Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Company and its subsidiaries owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the Time of Sale Prospectus and the Prospectuses as being owned or licensed by the Company or which are used for the conduct of the Company’s business as currently carried on and proposed to be carried on, free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Company (other than Liens granted in connection with the Credit Facilities); (ii) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Company; (iii) except as disclosed in the Time of Sale Prospectus or the Prospectuses, there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company and its subsidiaries, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; and (iv) to the Company’s knowledge, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Company or any of its subsidiaries is and remains confidential to the Company or such subsidiary, as the case may be.

(uu)	The minutes, resolutions and corporate records of the Company made available to Osler, Hoskin & Harcourt LLP and Latham & Watkins LLP, counsel to the Underwriters, in connection with the Underwriters’ due diligence investigations are true and complete copies thereof and contain copies of all proceedings of the shareholders, the board of directors and all committees of the board of directors of the Company that have been minuted or resolved since September 15, 2020 through to February 1, 2021, and there have been no other meetings, resolutions or proceedings of the shareholders, the board of directors or any committee thereof from September 15, 2020 through to February 1, 2021 not reflected in such minutes, resolutions and other corporate records, other than those which are not material in the context of the Company.

(vv)	The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority to which they are subject (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ww)	Neither the Company nor any of its subsidiaries nor, to the Company’s knowledge, any employee or agent of the Company or any subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, state or foreign office in violation of any law or of the character required to be disclosed in the Time of Sale Prospectus and the Prospectuses.

(xx)	Neither the Company nor any of its subsidiaries, any director, any officer, nor, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”) or any other applicable anti-bribery statute or regulation; or (iii) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment, directly or indirectly, to any domestic government official, “foreign official” (as defined in the FCPA) or employee from corporate funds or other funds controlled by the Company ; and the Company and its subsidiaries have conducted their respective businesses in compliance with applicable anti-bribery statutes. The Company and its subsidiaries have instituted, maintain and enforce, and will continue to maintain and enforce policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(yy)	Neither the Company nor any of its subsidiaries, any director, any officer, nor, to the knowledge of the Company, any agent, employee, affiliate or person acting on behalf of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of comprehensive OFAC sanctions (at the time of this agreement, Cuba, Iran, North Korea, Syria and the Crimea region) (each, a “Sanctioned Territory”) ; and the Company, any of its subsidiaries and, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its subsidiaries will not directly or knowingly indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of facilitating or financing the activities of or business with any person that is the target of OFAC sanctions, or in any Sanctioned Territory or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, initial purchaser, advisor, investor or otherwise) of sanctions administered by OFAC; and the Company, any of its subsidiaries and, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its subsidiaries is in compliance with all applicable trade, export control, import, and antiboycott laws imposed, administered or enforced by the United States, Canada, or any other country in which the Company operates.

(zz)	Neither the Company nor any of its subsidiaries has taken, and the Company and its subsidiaries will not take, any action which constitutes stabilization or manipulation of the price of any security of the Company.

(aaa)	Any statistical, industry and market-related data or information included in the Time of Sale Prospectus and the Prospectuses is based on or derived from sources that the Company believes to be reliable and accurate in all material respects, and the Company has obtained the consent to the use of such data or information from such sources to the extent required.

(bbb)	Other than as contemplated hereby, there is no person acting at the request of the Company who is entitled to any commission, finder’s fee, advisory fee, underwriting fee or agency fee in connection with or as a result of the sale of the Shares.

(ccc)	The Company will apply the net proceeds from the issue and sale of the Treasury Shares substantially in accordance with the disclosure set out under the heading “Use of Proceeds” in the Prospectuses.

(ddd)	Except as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted. The Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to control risks and to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability and there are no material incidents under internal review or investigations relating to the same. The Company and its subsidiaries presently comply, and have materially complied at all times, with all applicable laws, statutes, and industry standards, and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority (including, but not limited to, the European Union General Data Protection Regulation, the Canadian Personal Information Protection and Electronic Documents Act, and the Payment Card Industry Data Security Standard), and internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. The Company and its subsidiaries have entered into data processing agreements compliant with all applicable laws relating to the privacy and security of IT Systems and Personal Data with each of its subscribers, and the Company has implemented compliance measures to ensure that its subscribers are in material compliance with the terms of such data processing agreements.

(eee)	The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Canadian Qualifying Jurisdictions and is eligible to use the Canadian Shelf Procedures.

(fff)	The Company has prepared and filed with the Canadian Securities Commissions the Canadian Base Prospectus in accordance with the Canadian Shelf Procedures and has obtained a Receipt from the Reviewing Authority for and on behalf of itself and each of the other Canadian Securities Commissions. The aggregate amount of all securities issued pursuant to the Canadian Base Prospectus does not and, upon completion of the Offering, will not exceed C$2,000,000,000 being the maximum allowable amount thereunder.

(ggg)	The Company is a reporting issuer or the equivalent in good standing in all of the Canadian Qualifying Jurisdictions under the Canadian Securities Laws and the Company is in compliance, in all material respects, with all of its applicable continuous disclosure obligations and timely disclosure obligations under the Canadian Securities Laws and the rules and regulations of the TSX.

(hhh)	The Company is and has been since the date of this Agreement, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and all rules and regulations promulgated thereunder or implementing provisions thereof (the “Sarbanes-Oxley Act”).

(iii)	Except as would not reasonably be expected to result in a Material Adverse Effect, (i) the Company and each of its subsidiaries are in compliance with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”); (ii) no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which the Company would have any liability; (iii) the Company has not incurred and does not expect to incur liability under (A) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (B) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the “Code”); and (iv) each “pension plan” for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(jjj)	With the exception of withholding tax levied under the Income Tax Act (Canada), under the current laws and regulations of Canada and the Province of Québec all dividends and other distributions declared and payable on the Shares in cash may be freely remitted out of Canada and may be paid in, or freely converted into, United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in Canada; and except as disclosed in the Time of Sale Prospectus and Prospectuses, all such dividends and other distributions paid by the Company will not be subject to withholding under the laws and regulations of Canada.

(kkk)	No stamp, documentary, issuance, registration, transfer or other similar taxes or duties are payable by or on behalf of the Underwriters, the Company or any of its subsidiaries under the laws of Canada in connection with (i) the execution, delivery or consummation of this Agreement, (ii) the creation, allotment and issuance of the Shares, (iii) the sale and delivery of the Shares to the Underwriters or purchasers procured by the Underwriters, or (iv) the resale and delivery of the Shares by the Underwriters in the manner contemplated herein.

(lll)	The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its most recent taxable year and it does not expect to be a PFIC for its current taxable year or in the foreseeable future.

(mmm)	The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.

(nnn)	Neither the Company nor any of its subsidiaries is, and as of the Closing Date or any Option Closing Date and, after giving effect to the offer and sale of the Subordinate Voting Shares and the application of the proceeds therefrom as described under “Use of Proceeds” in the most recent Preliminary Prospectuses and the Prospectuses, none of them will be, (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules and regulations of the Commission thereunder, or (ii) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).

2.	Representations and Warranties of the Selling Shareholders.

Each of the Selling Shareholders severally and not jointly (and not solidarily, nor jointly and severally), represents and warrants to each of the Underwriters, with respect to itself and not with respect to any other Selling Shareholder, as of the date hereof, as of the Closing Date and as of any Option Closing Date, and agrees with each of the Underwriters, that:

(a)	If the Selling Shareholder is not an individual, the Selling Shareholder is validly existing under the laws of its jurisdiction of formation and has the requisite power, authority and capacity to own, lease and operate its properties and assets.

(b)	The Selling Shareholder has the requisite power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(c)	The Selling Shareholder is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

(d)	This Agreement and the performance by the Selling Shareholder of its obligations hereunder have been duly authorized by all necessary action, and this Agreement has been duly executed and delivered by the Selling Shareholder and constitutes a legal, valid and binding obligation of the Selling Shareholder, enforceable against it in accordance with its terms (assuming the due authorization, execution and delivery thereof by the other parties hereto), except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law.

(e)	The Selling Shareholder will be, until immediately prior to the Closing, the sole legal and beneficial owner of the applicable number of Secondary Shares as set forth in Schedule I-B hereto (or the legal and beneficial owner of options of the Company convertible into the number of Secondary Shares to be sold and delivered by it as set forth in Schedule I-B hereto) with good and marketable title thereto, free and clear of any and all Liens; and the Selling Shareholder has the sole right to sell, assign, transfer and otherwise dispose of, and vote, the applicable number of Secondary Shares. No person (other than the Underwriters) has any agreement or option, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Selling Shareholder of any of such Secondary Shares.

(f)	Other than as may be required under Canadian Securities Laws and as has been or will have been obtained on or prior to the Closing Date, no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority is required of the Selling Shareholder in connection with (i) the execution and delivery by the Selling Shareholder of this Agreement and, for the Management Selling Shareholders, the irrevocable power of attorney and custody agreement dated February 8, 2021 entered into between the Company, Brandon Nussey, as attorney-in-fact, and each of the Management Selling Shareholders (the “POA and Custody Agreement”) and (ii) the performance by the Selling Shareholder of its, his or her obligations under this Agreement and, for the Management Selling Shareholders, the POA and Custody Agreement.

(g)	Except for such breaches, violations, conflicts or defaults that do not or would not, individually or in the aggregate, preclude the Selling Shareholder from complying with its obligations under this Agreement, the execution and delivery by the Selling Shareholder of, and the performance by the Selling Shareholder of its obligations under this Agreement and, for the Management Selling Shareholders, the POA and Custody Agreement: (i) will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (A) any term or provision of the Selling Shareholder’s constitutional documents or any resolution of the Selling Shareholder’s board of directors, shareholders, equity holders or partners (if the Selling Shareholder is not an individual), or (B) any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, license, law or regulation applicable to the Selling Shareholder or by which it is bound, and (ii) will not give rise to any Lien in or with respect to the properties or assets owned by it or the acceleration or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting it or any of its properties or assets.

(h)	There is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, pending or, to the Selling Shareholder’s knowledge, threatened against or affecting the Selling Shareholder in relation to the Secondary Shares owned by the Selling Shareholder, as the case may be, and to the Selling Shareholder’s knowledge there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation.

(i)	The Selling Shareholder has not solicited offers to purchase any Secondary Shares from, or sell any Secondary Shares to, any person, except in a manner that is exempt from, or not subject to, registration and prospectus requirements under applicable securities laws.

(j)	The Selling Shareholder did not determine to dispose of any Secondary Shares on the basis of a material fact or material change with respect to the Company actually known to it that has not been publicly disclosed or which is not disclosed in the Time of Sale Prospectus and the Prospectuses, and the Selling Shareholder is not aware of such a material fact or material change.

(k)	Other than as contemplated hereby, there is no person acting at the request of the Selling Shareholder who is entitled to any commission, finder’s fee, advisory fee, underwriting fee or agency fee in connection with or as a result of the sale of the Shares.

(l)	The Selling Shareholder will not, knowingly, directly or indirectly, use the proceeds from the offering contemplated herein, or knowingly lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person (a) to fund or facilitate any activities or business of or with any person or in any country or territory that, at the time of such funding or facilitation, is the subject of sanctions administered by OFAC, (b) in any other manner that will result in a violation of sanctions administered by OFAC by any person (including any person participating in the offering contemplated herein, whether as underwriter, advisor, investor or otherwise; and, the Selling Shareholder is not currently subject to any U.S. sanctions administered by OFAC, nor is the Selling Shareholder located, organized or resident in a country or territory that is the subject or target of such sanctions).

(m)	The delivery of the Time of Sale Prospectus and Prospectuses to the Underwriters by the Company in accordance with this Agreement will constitute representations and warranties of each Selling Shareholder to the Underwriters that at the respective times of delivery, the disclosure therein of the Selling Shareholder Information of such Selling Shareholder is true and correct in all material respects and contains no misrepresentations.

(n)	The DHI Selling Shareholder represents and warrants that, with respect to itself, it will have, on or prior to the Closing Date, complied with or obtained a waiver of all requirements required to be obtained by it under the Investor Rights Agreement in connection with the Offering.

(o)	Neither the Selling Shareholder (nor any of its subsidiaries) (as applicable) has taken, and the Selling Shareholder (and its subsidiaries) (as applicable) will not take, any action which constitutes stabilization or manipulation of the price of any security of the Company in connection with the offering contemplated herein.

(p)	Such Selling Shareholder has, and on the Closing Date will have, valid title to, or a valid “security entitlement” within the meaning of Section 8-501 of the New York Uniform Commercial Code (the “UCC”) in respect of, the Shares to be sold by such Selling Shareholder free and clear of all security interests, claims, liens, equities or other encumbrances and the legal right and power, and all authorization and approval required by law, to enter into this Agreement and, for Management Selling Shareholders, the POA and Custody Agreement, and to sell, transfer and deliver the Shares to be sold by such Selling Shareholder or a security entitlement in respect of such Shares.

(q)	Upon payment for the Shares to be sold by such Selling Shareholder pursuant to this Agreement, delivery of such Shares, as directed by the Underwriters, to Cede & Co. (“Cede”) or such other nominee as may be designated by The Depository Trust Company (“DTC”), registration of such Shares in the name of Cede or such other nominee and the crediting of such Shares on the books of DTC to securities accounts of the Underwriters (assuming that neither DTC nor any such Underwriter has notice of any adverse claim (within the meaning of Section 8-105 of the UCC) to such Shares), (A) DTC shall be a “protected purchaser” of such Shares (sold by such Selling Shareholder) within the meaning of Section 8-303 of the UCC, (B) the Underwriters will acquire a valid security entitlement in respect of such Shares (sold by such Selling Shareholder) as set forth under Section 8-501(b) of the UCC, and (C) no action based on any “adverse claim”, within the meaning of Section 8-102 of the UCC, to such Shares (sold by such Selling Shareholder) may be asserted against the Underwriters with respect to such security entitlement; for purposes of this representation, such Selling Shareholder may assume that when such payment, delivery and crediting occur, (x) such Shares will have been registered in the name of Cede or another nominee designated by DTC, in each case on the Company’s share registry in accordance with its certificate of incorporation, bylaws and applicable law, (y) DTC will be registered as a “clearing corporation” within the meaning of Section 8-102 of the UCC and (z) appropriate entries to the accounts of the several Underwriters on the records of DTC will have been made pursuant to the UCC.

(r)	Such Selling Shareholder has delivered to the Managers an executed lock-up agreement in substantially the form attached hereto as Exhibit A (the “lock-up agreement”).

(s)	If the Selling Shareholder is not an individual, such Selling Shareholder represents and warrants that it is not (i) an employee benefit plan subject to Title I of ERISA, (ii) a plan or account subject to Section 4975 of the Code or (iii) an entity deemed to hold “plan assets” of any such plan or account under Section 3(42) of ERISA, 29 C.F.R. 2510.3-101, or otherwise.

(t)	The POA and Custody Agreement has been duly authorized, executed and delivered by such Management Selling Shareholder and is a valid and binding agreement of such Management Selling Shareholder (assuming the due authorization, execution and delivery thereof by the other parties hereto), except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law.

3.	Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly (and not solidarily, nor jointly and severally), to purchase from the Company at the purchase Price set forth in Schedule I-A hereto (the “Purchase Price”) the respective numbers of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Sellers agree to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly (and not solidarily, nor jointly and severally), up to the number of Additional Shares set forth, as applicable, in Schedule I-A and Schedule I-B hereto at the Purchase Price, provided, however, that the amount paid by the Underwriters for any Additional Shares shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares. Any such election to purchase Additional Shares shall be made in proportion to the maximum number of Additional Shares to be sold by each Seller as set forth in Schedule I-A and Schedule I-B hereto. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the Closing Date. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the Closing Date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 3 hereof solely for the purpose of covering sales of Subordinate Voting Shares in excess of the number of the Firm Shares. On each Option Closing Date, each Underwriter agrees, severally and not jointly (and not solidarily, nor jointly and severally), to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

4.	Public Offering. The Sellers are advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Sellers are further advised by you that the Shares are to be offered to the public upon the terms set forth in the Prospectuses. The Sellers are further advised by you that prior to the commencement of any “road show” (within the meaning of NI-41-101) undertaken in connection with the marketing of the offering of the Shares you reasonably expected that the Shares would be sold primarily in the United States.

5.	Payment and Delivery. Payment for the Firm Shares to be sold by the Company shall be made to or as directed by the Company in Federal or other funds immediately available in New York City on the closing date and time set forth in Schedule I-A hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares to be sold by each Seller shall be made to or as directed by such Seller in Federal or other funds immediately available in New York City on the date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than the third business day thereafter, as shall be designated in writing by you.

The Firm Shares and the Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

6.	Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a)	Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective change, in the condition (financial or otherwise) or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)	The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date (it being understood that the officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened).

(c)	The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by each Selling Shareholder (or, in the case of a Selling Shareholder that is not a physical person, an executive officer of such Selling Shareholder acceptable to the Underwriters), to the effect that the representations and warranties of such Selling Shareholder contained in this Agreement are true and correct as of the Closing Date and that such Selling Shareholder has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date (it being understood that the officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened).

(d)	The Underwriters shall have received on the Closing Date an opinion of Stikeman Elliott LLP, Canadian counsel for the Company and the Management Selling Shareholders, dated the Closing Date, in form and substance satisfactory to you (provided that counsel to the Underwriters shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of the provinces of Québec, Ontario, Alberta and British Columbia).

(e)	The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP., U.S. counsel for the Company, dated the Closing Date, in form and substance satisfactory to you.

(f)	The Underwriters shall have received on the Closing Date an opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to you (provided that counsel to the Underwriters shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of the province of Québec).

(g)	The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Latham & Watkins LLP, U.S. counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to you.

(h)	[Reserved.]

(i)	The Underwriters shall have received on the Closing Date an opinion of Spiegel Sohmer Inc., counsel for the DHI Selling Shareholder, dated the Closing Date, in form and substance satisfactory to you.

(j)	The Underwriters shall have received from each of PwC and Deloitte, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered by PwC on the date hereof shall use a “cut-off date” not more than two business days prior to the date hereof and the letter delivered on the Closing Date by PwC shall use a “cut-off date” not more than two business days prior to the Closing Date.

(k)	The Shares shall have been approved for listing on the NYSE, subject only to official notice of issuance, and conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances.

(l)	The lock-up agreements, each substantially in the form of Exhibit A hereto, between the Managers and certain shareholders, officers and directors of the Company listed on Annex A hereto relating to sales and certain other dispositions of Subordinate Voting Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(m)	The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i)	a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 6(b) hereof remains true and correct as of such Option Closing Date;

(ii)	a certificate, dated the Option Closing Date and signed by each Selling Shareholder (or, in the case of a Selling Shareholder that is not a physical person, an executive officer of such Selling Shareholder acceptable to the Underwriters), confirming that the certificate delivered on the Closing Date pursuant to Section 6(c) hereof remains true and correct as of such Option Closing Date;

(iii)	an opinion of Stikeman Elliott LLP, Canadian counsel for the Company and the Management Selling Shareholders, dated the Option Closing Date, relating to the Additional Shares to be purchased from the Company and the Management Selling Shareholders on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(d) hereof;

(iv)	an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased from the Company on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(e) hereof;

(v)	an opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(f) hereof;

(vi)	an opinion of Latham & Watkins LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(g) hereof;

(vii)	an opinion of Spiegel Sohmer Inc., counsel for the DHI Selling Shareholder, dated the Option Closing Date, relating to the Additional Shares to be purchased from the DHI Selling Shareholder on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(i) hereof; and

(viii)	a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from each of PwC and Deloitte, substantially in the same form and substance as the letters furnished to the Underwriters pursuant to Section 6(j) hereof; provided that the letter delivered by PwC on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date.

(n)	on or prior to the Closing Date, the Company shall obtain a waiver from Canadian Imperial Bank of Commerce, to the effect that the issuance and sale of the Subordinate Voting Shares hereunder would not be deemed a change of control under the Credit Facilities.

(o)	such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Shares to be sold on the Closing Date or such Option Closing Date, as applicable, and other matters related to the issuance of such Shares.

7.	Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)	To furnish to you, without charge, a signed copy of the Registration Statement (without exhibits thereto and documents incorporated by reference therein) and to deliver to each of the Underwriters as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b)	All sums payable by the Company under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties, unless the deduction or withholding is required by law, in which case the Company shall pay such additional amount as will result in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made. No such additional amount shall be paid if such deduction or withholding results from an Underwriter having rendered services in Canada or in the Province of Québec.

(c)	Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object promptly after receipt thereof, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) the U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act.

(d)	To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object; provided that, if in the reasonable opinion of counsel for the Company, any such amendment or supplement shall be required by law or regulation to be used, the Company shall be permitted to file such amendment or supplement after taking into account such comments as you may reasonably make on the content, form or other aspects of such amendment or supplement.

(e)	To furnish to you (i) opinions of PwC and opinions of Deloitte, each dated the date of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, in form and substance satisfactory to you, to the effect that the French language version of certain financial information (the “Financial Information”) contained in or incorporated by reference in the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as applicable, includes the same information and in all material respects carries the same meaning as the English language version thereof, and (ii) opinions of Stikeman Elliott LLP, dated the date of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, in form and substance satisfactory to you, to the effect that the French language version of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, including the applicable documents incorporated by reference therein, except for the Financial Information, is in all material respects a complete and proper translation of the English language version thereof; provided that in the event that any marketing materials are required to be prepared in the French language, the opinions described in clauses (i) and (ii) above will be modified to also cover the relevant portions of the marketing materials.

(f)	To prepare, in consultation with the Managers, and approve in writing, prior to such time any marketing materials are provided to potential investors in Shares, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Canadian Securities Laws and United States Securities Laws and to be acceptable in form and substance to the Company and the Underwriters, acting reasonably, and to file or deliver any such marketing materials to the Canadian Securities Commissions in compliance with Canadian Securities Laws.

(g)	Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(h)	During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Shares, the Company shall, promptly after receiving notice or obtaining knowledge, notify the Underwriters and their counsel in writing of the full particulars of:

(i)	(a) the issuance by any securities commission, stock exchange or comparable authority of any order suspending or preventing the use of any of the Registration Statement, Preliminary Prospectuses, Time of Sale Prospectus, marketing materials, Prospectuses or any amendments or supplements thereto (“Offering Documents”), (b) the suspension of the qualification of the Subordinate Voting Shares for offering or sale in any of the Canadian Qualifying Jurisdictions or in the United States, (c) the institution or threatening of any proceeding for any of those purposes, or (d) any requests made by any securities commission, stock exchange or comparable authority for amending or supplementing any of the Offering Documents, or for additional information, and will use its reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(ii)	any Material Adverse Effect;

(iii)	any material fact that has arisen or has been discovered and would have been required by Canadian Securities Law or United States Securities Law to have been stated in the Offering Documents or any Offering Document Amendment had the fact arisen or been discovered on, or prior to, the date of such document; and

(iv)	any change in any fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents or whether any event or state of facts has occurred after the date of this Agreement, which fact or change is, or may be, in any case, of such a nature as to render any statement in the Offering Documents misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Documents or which would result in the Offering Documents not complying (to the extent that such compliance is required) with Canadian Securities Laws or United States Securities Laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Shares.

(i)	The Company covenants and agrees with the Underwriters that it will:

(i)	promptly provide to the Underwriters, and will cause each of its subsidiaries to provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Shares, copies of any filings made by the Company or its subsidiaries of information relating to the Offering with any securities exchange or any regulatory body in Canada or the United States or any other jurisdiction; and

(ii)	promptly provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Shares, drafts of any press releases (other than press releases which do not contain material facts and relate to promotion of the Company’s services, sponsorship of events or similar press releases issued with a view to market the services of the Company as opposed to disclosing material facts or other material information) of the Company relating to the Company or the Offering contemplated by this Agreement for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that the Company may issue such press releases immediately without prior Underwriters’ counsel review to the extent immediate release is required to comply with applicable Canadian Securities Laws or United States Securities Laws or other legislation or the rules and regulations of the TSX or the NYSE and provided, further, that the consent of the Underwriters shall not be required for the issuance of any such press releases.

(j)	If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer (whose names and addresses you shall furnish to the Company) upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply in material respects with applicable law.

(k)	If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Preliminary Prospectus to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Preliminary Prospectus to comply with Canadian Securities Laws, forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Canadian Preliminary Prospectus so that the statements in the Canadian Preliminary Prospectus as so amended or supplemented will not, in the light of the circumstances when the Canadian Preliminary Prospectus is delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the Canadian Preliminary Prospectus, as amended or supplemented, will comply with Canadian Securities Laws.

(l)	If any event shall occur or condition exist as a result of which it is necessary to amend or supplement any marketing materials in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the marketing materials to comply with Canadian Securities Laws, forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the marketing materials so that the statements in the marketing materials as so amended or supplemented will not, in the light of the circumstances when the marketing materials are delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the marketing materials, as amended or supplemented, will comply with Canadian Securities Laws.

(m)	If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with Canadian Securities Laws, forthwith to prepare, file or deliver, as applicable, with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses (or one of them) as so amended or supplemented will not, in the light of the circumstances be misleading or contain a misrepresentation or so that the Prospectuses, as amended or supplemented, will comply with Canadian Securities Laws.

(n)	To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction where it is not presently qualified or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(o)	The Company shall pay, and shall indemnify and hold the Underwriters harmless against, any stamp, issue, registration, documentary, sales, transfer or other similar taxes, governmental charges or duties, including any interest and penalties with respect thereto, imposed under the laws of Canada or any political sub-division or taxing authority thereof or therein that is payable in connection with (i) the execution, delivery, consummation or enforcement of this Agreement, (ii) the creation, allotment and issuance of the Shares, (iii) the sale and delivery of the Shares to the Underwriters or purchasers procured by the Underwriters (including the Shares sold by the Selling Shareholders), or (iv) the resale and delivery of the Shares (including the Shares sold by the Selling Shareholders) by the Underwriters in the manner contemplated herein.

(p)	To make generally available to the Company’s security holders and to you (it being understood that filings on SEDAR or EDGAR satisfy this requirement) as soon as practicable earnings statements covering four fiscal quarters of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(q)	To use its best efforts to have the Shares accepted for listing on the NYSE and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(r)	If requested by the Managers, to prepare a final term sheet relating to the Offering, containing only information that describes the final terms of the Offering in a form consented to by the Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the Offering.

8.	Covenants of the Sellers. Each of the Sellers, severally and not jointly (and not solidarily, nor jointly and severally), covenants with each Underwriter as follows:

(a)	Each of the Sellers will deliver to each Underwriter (or its agent), on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Sellers undertakes to provide such additional supporting documentation as each Underwriter may reasonably request in connection with the verification of the foregoing Certification.

(b)	All sums payable to an Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where the Company or, as the case may be, a Selling Shareholder is obliged to pay such tax on any amount payable hereunder to an Underwriter, the Company or the Selling Shareholder, as the case may be, shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax.

(c)	Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all reasonable expenses incident to the Offering (other than underwriting discounts or commissions which shall be borne by the Company in respect of Treasury Shares and the applicable Selling Shareholders in respect of Secondary Shares), including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration, qualification and delivery of the Shares under the Securities Act and the Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any base shelf prospectus, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any marketing materials, and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission and the Canadian Securities Commissions relating to the Shares, all translation costs associated therewith, all printing and typesetting costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to and the sale by the Underwriters in the manner contemplated by this Agreement, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky memorandum or filing fees in connection with the offer and sale of the Shares under state securities laws, including reasonable fees and disbursements of counsel to the Underwriters incurred in connection therewith, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the Offering by FINRA (the fees of counsel in (iii) and (iv) not to exceed $35,000), (v) all costs and expenses incident to listing the Shares on the NYSE and the TSX, (vi) the cost of printing any certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the cost of printing any certificates representing the Shares, (ix) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, and expenses associated with the production of road show slides in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and 50% of the cost of any aircraft used prior to the date of this Agreement, (x) the document production charges and expenses associated with printing this Agreement, (xi) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section and (xii) all applicable sales taxes, to the extent not creditable or refundable, on any of the foregoing. It is understood, however, that except as provided in Section 7, this Section, Section 10 entitled “Indemnity and Contribution” and the last paragraph of Section 12 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.

The Company also covenants with each Underwriter that, without the prior written consent of the Managers identified in Schedule I-A with the authorization to release this lock-up on behalf of the Underwriters, it will not, and will not publicly disclose the intention to, during the restricted period set forth in Schedule I-A hereto (the “Restricted Period”), (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or prospectus with the Canadian Securities Commissions relating to the offering of any Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares. The foregoing sentence shall not apply to (a) the Shares to be sold by the Company hereunder, (b) the issuance of incentive compensation or equity (including Subject Shares) in accordance with the terms and conditions of the benefit plans described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as such benefit plans may be amended or restated, (c) any Subject Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, (d) Subject Shares or other securities issued in connection with an acquisition or a transaction that includes a commercial relationship (including joint ventures, collaborations, partnership or other strategic acquisitions, but excluding stock options); provided (i) that the aggregate amount of Subject Shares issued in connection with such transactions (the “Transaction Shares”) does not exceed 10% of the total shares outstanding of the Company upon consummation of the Offering and (ii) in the case of any such issuance in connection with such transactions prior to the expiration of the Restricted Period, the issuee shall sign and deliver a lock-up letter substantially in the form of Exhibit A hereto in respect of at least 50% of the Transaction Shares received by such issuee, or (e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Subject Shares, provided that (i) such plan does not provide for the transfer of Subject Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period. In addition, the Company covenants to cause each of the parties listed on Annex A hereto to enter into the “lock-up” agreements, each substantially in the form of Exhibit A hereto, on or before the Closing Date.

(d)	Each Selling Shareholder shall deliver to the Underwriters, on or prior to the Closing Date, a properly completed U.S. Internal Revenue Service Form W-8 or W-9 (with required attachments), as applicable, establishing a complete exemption from United States backup withholding tax.

9.	Covenants of the Underwriters. Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter. Each Underwriter, severally and not jointly, agrees that (i) it has not made and will not make use of any materials that would constitute marketing materials relating to the Offering except marketing materials identified in Schedule I-A or marketing materials prepared in accordance with the terms and conditions hereof, and (ii) it will comply with Canadian securities laws in connection with the distribution of the Shares and the provision of any marketing materials or standard term sheets (as defined in NI 41-101). Keybanc Capital Markets Inc. agrees that it will only offer and sell Shares outside of Canada and will not, directly or indirectly, solicit offers to purchase or sell Shares in Canada.

10.	Indemnity and Contribution.

(a)	The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim, but excluding loss of profits and other consequential damages) (collectively, “Damages”) caused by any misrepresentation or untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show, or the Prospectuses or any amendment or supplement thereto, or caused by any misrepresentation or omission or alleged misrepresentation or omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Damages are caused by any such misrepresentation or untrue statement or omission or alleged misrepresentation or untrue statement or omission based upon (i) information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in paragraph (b) below, or (ii) the Selling Shareholder Information. The rights of indemnity contained in this paragraph will not inure to the benefit of an indemnified party in respect of a claim if the person asserting the claim, other than a person to which Subject Shares were offered and sold in the United States, was not provided by or on behalf of the Underwriters with a copy furnished promptly by the Company of any Prospectus or any amendment or supplement thereto which would have corrected any misrepresentation which is the basis of the claim and which was required under Canadian Securities Laws to be delivered to that person by the Underwriters.

(b)	Each Selling Shareholder agrees, severally and not jointly (and not solidarily, nor jointly and severally), to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all Damages caused by any misrepresentation or untrue statement or alleged untrue statement of a material fact in any Selling Shareholder Information relating to such Selling Shareholder contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show, or the Prospectuses or any amendment or supplement thereto, or caused by any misrepresentation or omission or alleged misrepresentation or omission to state in any Selling Shareholder Information related to such Selling Shareholder contained therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to any Selling Shareholder Information furnished in writing by or on behalf of such Selling Shareholder expressly for use therein. The liability of each Selling Shareholder under the indemnity agreement contained in this paragraph shall be limited to a maximum aggregate amount equal to the aggregate public offering price of the Shares, less the applicable underwriting discounts and commissions, sold by such Selling Shareholder under this Agreement. The rights of indemnity contained in this paragraph will not inure to the benefit of an indemnified party in respect of a claim if the person asserting the claim, other than a person to which Subject Shares were offered and sold in the United States, was not provided by or on behalf of the Underwriters with a copy furnished promptly by the Company of any Prospectus or any amendment or supplement thereto which would have corrected any misrepresentation which is the basis of the claim and which was required under Canadian Securities Laws to be delivered to that person by the Underwriters.

(c)	Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the Selling Shareholders, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company or any Selling Shareholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, marketing materials, road show, or the Prospectuses or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Prospectuses furnished on behalf of each Underwriter: the information contained in the twelfth through fifteenth paragraphs under the caption “Plan of Distribution” in the Time of Sale Prospectus and the U.S. Final Prospectus.

(d)	In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 10(a), 10(b) or 10(c), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the reasonable fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the indemnifying party has failed within a reasonable time to retain counsel for the indemnified party in accordance with the preceding sentence, or (iii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act, (ii) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either such Section and (iii) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for all Selling Shareholders and all persons, if any, who control any Selling Shareholder within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Managers authorized to appoint counsel under this Section set forth in Schedule I-A hereto. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. In the case of any such separate firm for the Selling Shareholders and such control persons of any Selling Shareholders, such firm shall be designated in writing by such Selling Shareholders (or, in the case of Management Selling Shareholders, by the person named as attorney-in-fact for such Management Selling Shareholders under the POA and Custody Agreement). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless (i) such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(e)	To the extent the indemnification provided for in Section 10(a), 10(b) or 10(c) is unavailable to an indemnified party or insufficient in respect of any Damages referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Damages (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the Offering or (ii) if the allocation provided by clause 10(e)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(e)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such Damages and any other relevant equitable considerations. The relative benefits received by the Sellers on the one hand and the Underwriters on the other hand in connection with the Offering shall be deemed to be in the same respective proportions as the net proceeds from the Offering (before deducting expenses) received by each Seller and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Shares set forth in the U.S. Final Prospectus. The relative fault of the Sellers on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the misrepresentation or untrue statement of a material fact or alleged misrepresentation or untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Sellers or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation, statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 10 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint. The liability of each Selling Shareholder under the contribution agreement contained in this paragraph shall be limited to a maximum aggregate amount equal to the aggregate public offering price of the Shares, less the applicable underwriting discounts and commissions, sold by such Selling Shareholder under this Agreement.

(f)	The Sellers and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 10(e). The amount paid or payable by an indemnified party as a result of the Damages referred to in Section 10(e) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 10, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such misrepresentation or untrue statement or alleged misrepresentation or untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 10 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(g)	The indemnity and contribution provisions contained in this Section 10 and the representations, warranties and other statements of the Company and the Selling Shareholders contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, any Selling Shareholder or any person controlling any Selling Shareholder, or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

11.	Termination. The Underwriters may terminate this Agreement by notice given by you to the Company and the Selling Shareholders, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the NYSE, the NYSE American, the Nasdaq or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NYSE or TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

12.	Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule II bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 12 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you, the Company and the Selling Shareholders for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter, the Company or the Selling Shareholders, except in respect of any liability which may have arisen or may arise under Sections 8(b) and 10. In any such case either you or the relevant Sellers shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of any Seller to comply with the terms or to fulfill any of the conditions of this Agreement (other than by reason of a default of one of the Underwriters), or if for any reason (other than by reason of a default of one of the Underwriters) any Seller shall be unable to perform its obligations under this Agreement (which, for purposes of this paragraph, should not include termination pursuant to Section 11(i), (iii), (iv) or (v)), the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the Offering contemplated hereunder.

13.	Submission to Jurisdiction; Appointment of Agents for Service.

(a)	The Company and each of the Selling Shareholders irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan in The City of New York (the “Specified Courts”) over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement or the Offering (each, a “Related Proceeding”). The Company and each of the Selling Shareholders irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any Related Proceeding brought in such a court and any claim that any such Related Proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company and each of the Selling Shareholders has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company and each of the Selling Shareholders irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding in respect of its obligations under this Agreement.

(b)	The Company hereby irrevocably appoints Corporation Service Company with offices at 251 Little Falls Drive, County of New Castle, Wilmington, Delaware 19808, as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. The Sellers waive, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. Each of the Sellers represents and warrants that such agent has agreed to act as the agent for service of process, and each Seller agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of seven years from the date of this Agreement.

14.	Recognition of the U.S. Special Resolution Regimes.

(a)	In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United State.

(b)	In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

15.	Entire Agreement.

(a)	This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the Offering, represents the entire agreement between the Company and the Selling Shareholders, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the Offering, and the purchase and sale of the Shares.

(b)	The Company acknowledges that in connection with the Offering: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, any contemporaneous written agreements and prior written agreements (to the extent not superseded by this Agreement), if any, (iii) the Underwriters may have interests that differ from those of the Company and (iv) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice, or solicitation of any action by the Underwriters with respect to any entity or natural person. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

16.	Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

17.	Applicable Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

18.	Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

19.	Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company or any Selling Shareholder with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company and each of the Selling Shareholders agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company, or the relevant Selling Shareholder(s), as applicable, an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

20.	Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you at the address set forth in Schedule I-A hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I-A hereto.

21.	TMX Group. The Company and the Selling Shareholders hereby acknowledge that each of CIBC World Markets Inc. and National Bank Financial Inc. or an affiliate thereof, may own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the TSX Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

[Signature Page to follow]

Very truly yours,

LIGHTSPEED POS INC.

By:	/s/ Brandon Nussey
Name: Brandon Nussey Title: Chief Financial Officer

DHI DASILVA HOLDINGS INC.

By:	/s/ Dax Dasilva
Name: Dax Dasilva Title: Chief Executive Officer

The Management Selling Shareholders named in Schedule I-B hereto, acting severally

By:	/s/ Brandon Nussey
Name: Brandon Nussey Title: Attorney-in-Fact

[Signature Page to Underwriting Agreement]

Accepted as of the date hereof

MORGAN STANLEY & CO. LLC

By:	/s/ Zuha Qazi
Name: Zuha Qazi
Title: Vice President

BARCLAYS CAPITAL INC.

By:	/s/ Geoffrey Feldkamp
Name: Geoffrey Feldkamp
Title:Managing Director

BMO NESBITT BURNS INC.

By:	/s/ David Wismer
Name: David Wismer
Title:MD & Global Head, Technology & Business Services

Acting severally on behalf of itself and the several Underwriters named in Schedule II hereto.

[Signature Page to Underwriting Agreement]

Schedule I-A

Managers:
Managers authorized to release lock-up under Section 8(e):	Morgan Stanley & Co. LLC Barclays Capital Inc. BMO Nesbitt Burns Inc.
Managers authorized to appoint counsel under Section 10(d):	Morgan Stanley & Co. LLC Barclays Capital Inc. BMO Nesbitt Burns Inc.
Registration Statement File No.:	333-248676
Marketing Materials	Roadshow Presentation – February 2021
Time of Sale Prospectus	1.	U.S. Preliminary Prospectus
	2.	Orally conveyed information: Initial Public Offering Price: $70.00 Number of Firm Shares: 8,400,000 Number of Additional Shares: 1,260,000
Lock-up Restricted Period:	60 days after the date hereof
Title of Shares to be purchased:	Subordinate voting shares
Number of Firm Shares:	8,400,000 Firm Shares (treasury)
Number of Additional Shares	1,260,000 Additional Shares, including 460,000 Additional Treasury Shares and 800,000 Secondary Shares.
Purchase Price:	US$67.20 a share (being a gross purchase price of US$70.00 net of an underwriting commission of US$2.8000
Initial Public Offering Price	US$70.00 a share
Selling Concession:	US$1.6800 a share
Closing Date and Time:	February 12, 2021 9:00 a.m.
Sch. I-A - 1

Address for Notices to Underwriters:

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
Attention: Equity Syndicate Desk, with a copy to the Legal Department

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
Attention: Syndicate Registration, with a copy to the Director of Litigation, Office of the General Counsel

BMO Nesbitt Burns Inc.
1 First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario M5X 1H3
Attention: David Wismer
Email: [Redacted]

Address for Notices to the Company:	700 Saint-Antoine Street East, Suite 300 Montreal, Quebec H2Y1A6 Attention: Brandon Nussey Email: [Redacted]
Address for Notices to the DHI Selling Shareholder:	c/o Lightspeed POS Inc. 700 St-Antoine Est, Suite 300 Montreal, Québec H2Y 1A6 Attention: Dax Dasilva E-mail: [Redacted]
Address for Notices to the Management Selling Shareholders:	c/o Lightspeed POS Inc. 700 St-Antoine Est, Suite 300 Montreal, Québec H2Y 1A6 Attention: Brandon Nussey, as attorney-in-fact Email: [Redacted]
Sch. I-A - 2

Schedule I-B

Selling Shareholders	Number of Secondary Shares Offered
DHI Selling Shareholder
DHIDasilva Holdings Inc.	500,000
Management Selling Shareholders
Asha Hotchandani (Bakshani)	10,000
Brandon Nussey	125,000
Daniel Micak	15,000
Jean Paul Chauvet	150,000
Sch. I-B - 1

Schedule II

Underwriters	Number of Firm Shares	Number of Additional Shares
Morgan Stanley & Co. LLC	2,352,000	352,800
Barclays Capital Inc.	1,848,000	277,200
BMO Nesbitt Burns Inc.	1,680,000	252,000
Credit Suisse Securities (USA) LLC	588,000	88,200
RBC Dominion Securities Inc.	756,000	113,400
CIBC World Markets Inc.	252,000	37,800
KeyBanc Capital Markets Inc.	252,000	37,800
National Bank Financial Inc.	252,000	37,800
Raymond James Ltd.	168,000	25,200
TD Securities Inc.	252,000	37,800
Total	8,400,000	1,260,000

Sch. II

EXHIBIT A

FORM OF LOCK-UP LETTER

February [    ], 2021

Morgan Stanley & Co. LLC

Barclays Capital Inc.

BMO Nesbitt Burns Inc.

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

c/o BMO Nesbitt Burns Inc.

1 First Canadian Place

4th Floor, P.O. Box 150

Toronto, Ontario M5X 1H3

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC, Barclays Capital Inc. and BMO Nesbitt Burns Inc. (collectively, the “Managers”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Lightspeed POS Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Managers (the “Underwriters”), of subordinate voting shares of the Company (the “Subordinate Voting Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, and will not publicly disclose the intention to, during the period commencing on the date hereof and ending at 8:59 a.m. (Montreal time) on the date that is 60 days after the date of the final U.S. prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer (which, for the avoidance of doubt, shall not include transfers from any account directly or beneficially owned by the undersigned to any other account directly or beneficially owned by the undersigned) or dispose of, directly or indirectly, any Subordinate Voting Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned (the “Subject Shares”) or any other securities so owned convertible into or exercisable or exchangeable for Subject Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to:

(a)	Subject Shares to be sold pursuant to the Underwriting Agreement;

(b)	transactions relating to Subject Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing or announcement shall be required under applicable securities laws or shall be voluntarily made during the Restricted Period in connection with subsequent sales of Subject Shares or other securities acquired in such open market transactions;

(c)	transfers of Subject Shares or any security convertible into Subject Shares as a bona fide gift or gifts or for bona fide estate planning purposes;

(d)	distributions of Subject Shares or any security convertible into Subject Shares to limited partners, members or stockholders or other equity holders of the undersigned;

(e)	transfers by the undersigned of Subject Shares or any security convertible into Subject Shares (1) to limited partners, members, beneficiaries or stockholders or other equity holders of the undersigned, (2) to any investment fund, estate planning vehicle or other entity controlled or managed by the undersigned, (3) as a result of the operation of law through estate, other testamentary document or intestate succession, pursuant to a qualified domestic order or in connection with a divorce settlement or pursuant to an order of a court or regulatory agency, (4) to any immediate family member of the undersigned or any beneficiary thereof or any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin) or (5) pursuant to a subdivision or other reorganization of any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin);

provided that in the case of any transfer or distribution pursuant to clause (c), (d) or (e), (i) each donee, distributee or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing reporting a reduction in beneficial ownership of Subject Shares shall be required or shall be voluntarily made during the Restricted Period;

(f)	the exercise of any rights to purchase, exchange or convert any stock options, or rights, or the settlement of any restricted share unit, performance share unit, deferred share unit or similar instrument, granted pursuant to the Company’s equity incentive plans existing as of the date of the Underwriting Agreement or warrants or any other securities existing as of the date of the Underwriting Agreement (which securities are convertible into or exchangeable or exercisable for Subject Shares), including the transfer or sale of Subject Shares (or any security convertible into Subject Shares) by the administrator of the Company’s stock plan to cover the exercise price, tax withholding obligations, and any fees and expenses in connection therewith, provided that (1) the Subject Shares received by the undersigned upon such exercise or settlement shall be subject to the terms of this agreement; (2) any filing in connection with such transfers or sales made during the Restricted Period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described above and (3) the undersigned does not otherwise voluntarily effect any other public filings or report regarding such exercise or settlement during the Restricted Period;

(g)	a bona fide third-party tender offer, take-over bid, plan of arrangement, merger, consolidation or other similar transaction made to all holders of Subject Shares involving a Change of Control (as defined below) of the Company, provided that such tender offer, merger, consolidation or other such transaction is approved by the board of directors of the Company; and provided further that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Subject Shares owned by the undersigned shall remain subject to the provisions of this lock-up agreement;

(h)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares, provided that (i) such plan does not provide for the transfer of Subject Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period; or

(i)	pledges or security interests, provided that the pledgee or beneficiary of the security interest shall sign and deliver a lock-up letter substantially in the form of this letter.

For purposes of clause (f) above, “Change of Control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting stock of the Company.

In addition, except as set forth in this agreement, the undersigned agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Subject Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company, the Selling Shareholders and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Subject Shares and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may provide certain Regulation Best Interest and Form CRS disclosures or other related documentation to you in connection with the Public Offering, the Underwriters are not making a recommendation to you to participate in the Public Offering or sell any Subject Shares at the price determined in the Public Offering, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Shareholders and the Underwriters.

This lock-up agreement shall automatically terminate upon the earliest to occur of (a) the date the Company notifies the Underwriters in writing prior to the execution of the Underwriting Agreement that the Company does not intend to proceed with the Public Offering; (b) the termination date of the Underwriting Agreement (other than the provisions thereof that survive termination), provided that no Subject Shares have been delivered and paid for pursuant to the Underwriting Agreement before such date; (c) the withdrawal of the Registration Statement prior to execution of the Underwriting Agreement; and (d) March 31, 2021 in the event that the Underwriting Agreement has not been executed by such date.

This lock-up agreement may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

(Name)

(Address)

Annex A

Directors of the Company and Management Selling Shareholders

Patrick Pichette

Marie-Josée Lamothe

Paul McFeeters

Rob Williams

Merline Saintil

Dax Dasilva

Jean Paul Chauvet

Manon Brouillette

Brandon Nussey

Asha (Hotchandani) Bakshani

Daniel Micak

DHI Selling Shareholder

DHIDasilva Holdings Inc.